UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Cummins Inc.

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005

 (Principal Executive Office)  (Zip Code)

 Mark Sifferlen, Vice President of Ethics and Compliance & Corporate Secretary, (812) 377-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Company performed a reasonable country of origin inquiry, in which it surveyed over 900 direct suppliers regarding whether its necessary cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals), have been sourced from the Democratic Republic of the Congo or an adjoining country (Covered Countries).  Most of the responses the Company received indicated that the 3TG in the suppliers’ components and materials either 1) did not originate from a Covered Country, 2) were not necessary to the functionality of the components and materials or 3) the source country was undeterminable.  In addition, 28 direct suppliers informed the Company that their 3TG originated from scrap or recycled sources.  Further information regarding the Company’s reasonable country of origin inquiry is included in Section 2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.  Section 2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.

During its reasonable country of origin inquiry, the Company determined that some of its necessary Conflict Minerals may have been sourced from the Democratic Republic of the Congo or an adjoining country.  As such, the Company proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the Conflict Minerals.  The Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the SEC.

The Company has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website at http://now.cummins.com/conflictminerals.

Item 1.02 Exhibit

The Company has prepared a Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CUMMINS INC. By : /s/ MARK J. SIFFERLEN Mark J. Sifferlen Vice President of Ethics and Compliance & Corporate Secretary	May 22, 2017 (Date)

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